--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
              Under the Securities Exchange Act of 1934, as amended

                               ------------------

                              Greyhound Lines, Inc.
                                (Name of Issuer)
                               ------------------



       Common Stock, $.01 par value                           398048108
      (Title of class of securities)                      (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               - with copies to -

                            Clifford E. Neimeth, Esq.
                            Watson, Farley & Williams
                               380 Madison Avenue
                            New York, New York 10017
                                 (212) 922-2216

                                August 26, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 22 pages

                         (Continued on following pages)


--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 398048108                       13D                 Page 2 of 22 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                           GREENWAY PARTNERS, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3714238

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS:                                                                                     WC, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                         743,600
                SHARES
             BENEFICIALLY                  8     SHARED VOTING POWER:                             0
               OWNED BY
                 EACH                      9     SOLE DISPOSITIVE POWER:                    743,600
              REPORTING
             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                        0


-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                            743,600

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
                                                                                                              [    ]

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     1.2%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                PN

-------------------------------------------------------------------------------

                                      2

-------------------------------------------------------------------------------

CUSIP NO.  398048108                        13D              Page 3 of 22 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                          GREENTREE PARTNERS, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3752875

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS:                                                                                     WC, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]

-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                         233,200
                SHARES

             BENEFICIALLY                  8     SHARED VOTING POWER:                             0
               OWNED BY

                 EACH                      9     SOLE DISPOSITIVE POWER:                    233,200
              REPORTING

             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                        0

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           233,200

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
                                                                                                              [    ]

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     0.4%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 398048108                   13D                    Page 4 of 22 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                         GREENHOUSE PARTNERS, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3793447

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS:                                                                                 WC, AF, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]

-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                  8     SHARED VOTING POWER:                       743,600
               OWNED BY

                 EACH                      9     SOLE DISPOSITIVE POWER:                          0
              REPORTING

             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                  743,600

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                            743,600

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:                                     [    ]
-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     1.2%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                  13D                    Page 5 of 22 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                                  GREENHUT, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3793450

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS:                                                                                 WC, AF, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]

-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                  8     SHARED VOTING POWER:                       233,200
               OWNED BY

                 EACH                      9     SOLE DISPOSITIVE POWER:                          0
              REPORTING

             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                  233,200

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           233,200

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:                                     [    ]

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     0.4%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                  13D                    Page 6 of 22 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                        GREENBELT CORP.
           S.S. OR I.R.S. IDENTIFICATION NO. OF                                                                  13-3791931
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                              OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                                  Delaware

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                       1,705,700
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                             0
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                  1,705,700
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                        0

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             1,705,700
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  2.8%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     CO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108            13D                          Page 7 of 22 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     GREENSEA OFFSHORE,
           S.S. OR I.R.S. IDENTIFICATION NO. OF                                                                        L.P.
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                          WC, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                            Cayman Islands

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                         467,800
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                             0
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                    467,800
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                        0

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                               467,800
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  0.8%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                  13D                    Page 8 of 22 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     GREENHUT OVERSEAS,
           S.S. OR I.R.S. IDENTIFICATION NO. OF                                                                      L.L.C.
           ABOVE PERSON:                                                                                         13-3868906

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                      WC, AF, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                                  Delaware

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                       467,800
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                          0
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                  467,800

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                               467,800
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  0.8%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108               13D                       Page 9 of 22 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     ALFRED D. KINGSLEY
           S.S. OR I.R.S. IDENTIFICATION NO. OF
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                      PF, AF, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                             United States

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                          20,100
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                     3,150,300
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                     20,100
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                3,150,300

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             3,170,400
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  5.3%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                 13D                    Page 10 of 22 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     GARY K. DUBERSTEIN
           S.S. OR I.R.S. IDENTIFICATION NO. OF
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                      PF, AF, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                             United States

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                     3,150,300
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                          0
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                3,150,300

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             3,150,300
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  5.2%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     IN

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value (the "Shares"), of Greyhound Lines, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (Greenway, Greentree, Greenhouse, Greenhut, Greenbelt, Greensea, Greenhut Overseas and Messrs. Kingsley and Duberstein hereinafter referred to collectively as the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership, and each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation and Greensea is an exempted limited partnership formed under the laws of the Cayman Islands.

         The principal business of Greenway; Greentree and Greensea is investing in securities; the principal business of Greenhouse is being the general partner of Greenway; the principal business of Greenhut is being the general partner of Greentree; the principal business of Greenhut Overseas is being the investment general partner of Greensea; and the principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power and, consequently, in respect of which it is the beneficial owner.

         The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as a general partner of Greenhouse and a member of Greenhut and of Greenhut Overseas. In addition, Mr. Kingsley is senior managing director of Greenway and Greentree, and Mr. Duberstein is managing director of Greenway and Greentree. Also, Mr. Kingsley is president of Greenbelt, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt.

         During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10017, and the business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

         Messrs. Kingsley and Duberstein are both citizens of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Greenway has purchased an aggregate of 743,600 Shares for total consideration (including brokerage commissions) of $3,002,404 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co. Inc. and Daiwa Securities America Inc.

         Greentree has purchased an aggregate of 233,200 Shares for total consideration (including brokerage commissions) of $916,719 derived from the capital of Greentree and margin indebtedness from Bear Stearns & Co.
Inc. and Daiwa Securities America Inc.

         Greensea has purchased an aggregate of 467,800 Shares for total consideration (including brokerage commissions) of $1,879,544 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.

         Accounts managed by Greenbelt have purchased an aggregate of 1,705,700 Shares for total consideration (including brokerage commissions) of $6,793,096.70 derived from capital in the managed accounts and margin indebtedness from Bear Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons have acquired the Shares because, in their opinion, such Shares are undervalued by the market at the present time under the present circumstances. Therefore, represent an attractive investment opportunity. The Reporting Persons will monitor developments at the Company and may communicate with members of management of the Company and with other shareholders and interested parties concerning the Company.

         The Reporting Persons may at any time and from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 3,170,400 Shares constituting 5.3% of the outstanding Shares (such percentage having been calculated based upon the 60,120,700 Shares reportedly outstanding on August 7, 1998, as set forth in the Company's Quarterly Report on Form 10-Q dated August 12, 1998 for its fiscal quarter ended June 30, 1998). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:


                                                                                            Approximate
Name                                                                                       Percentage of
                                                  Number of Shares                      Outstanding Shares
Greenway                                               743,600                                  1.2%
Greentree                                              233,200                                  0.4%
Greenbelt                                            1,705,700                                  2.8%
Greensea                                               467,800                                  0.8%
Alfred D. Kingsley                                      20,100                                  0.0%


         Greenhouse, as the general partner of Greenway, may be deemed to own "beneficially" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) Shares in respect of which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to own beneficially Shares which Greenhouse may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

         Greenhut, as the general partner of Greentree, may be deemed to own beneficially Shares in respect of which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to own beneficially Shares which Greenhut may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

         Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially Shares in respect of which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to own beneficially Shares which Greenhut Overseas may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

         Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of the 450,000 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Substantially all of the equity interests in Greenland are owned by Strategic Investment Partners Limited ("SIPL"). Because SIPL has the right to elect to terminate its investment in Greenland upon less than 60 days' notice and, upon such termination, all securities held by Greenland would be sold by Greenland or, with SIPL's consent, distributed to SIPL in kind, SIPL could be deemed to be the beneficial owner of the Shares held by Greenland. Information concerning SIPL and the identity and background of certain individuals and entities related thereto is set forth in Exhibit B hereto and incorporated herein by reference. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to own beneficially Shares which Greenbelt owns beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

         (b) Greenway has the sole power to vote or direct the vote of 743,600 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greentree has the sole power to vote or direct the vote of 233,200 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greensea has the sole power to vote or direct the vote of 467,800 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greenbelt has the sole power to vote or direct the vote of 1,255,700 Shares held in managed accounts and the 450,000 Shares held by Greenland, and, except as described in Item 5(a) with respect to Greenland, the sole power to dispose or direct the disposition of all such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the preceding 60 days is set forth in Exhibit A attached hereto and incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares, except that the dividends from or proceeds from the sale of Shares in each respective account managed by Greenbelt or held by Greenland will be delivered into each such respective account or Greenland, as the case may be. Neither any such individual account nor Greenland has an interest in more than 5% of the class of outstanding Shares.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
            WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the partnership agreement of each of Greenway and Greentree contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. The Memorandum of Association of Greenland contains provisions whereby Greenbelt, as its investment advisor, will receive annually a percentage of realized and unrealized profits, if any, derived from Greenland's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:


         A. Information concerning transactions in the Shares effected by the Reporting Persons in the preceding 60 days.


         B.        Information concerning Strategic Investment Partners Limited.


         C.        Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: September 7, 1998

GREENHOUSE PARTNERS, L.P.                   GREENWAY PARTNERS, L.P.

                                            By: Greenhouse Partners, L.P., its
                                                    general partner
By:  /s/ Gary K. Duberstein
     --------------------------
     Gary K. Duberstein, general            By:  /s/ Gary K. Duberstein
                                                 -------------------------------
     partner                                     Gary K. Duberstein, general
                                                 partner

GREENHUT, L.L.C.                            GREENTREE PARTNERS, L.P.

                                            By: Greenhut, L.L.C., its general
                                                    partner
By:  /s/ Gary K. Duberstein
     --------------------------
      Gary K. Duberstein, Member            By:  /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                   GREENSEA OFFSHORE, L.P.

                                             By: Greenhut Overseas, L.L.C., its
                                                 investment general partner
By:  /s/ Gary K. Duberstein
     --------------------------
      Gary K. Duberstein, Member
                                            By:  /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 Gary K. Duberstein, Member

                                            GREENBELT CORP.

                                            By:  /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                  Alfred D. Kingsley, President




                                                 /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                 Alfred D. Kingsley, individual

                                             /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 Gary K. Duberstein, individual

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

         A. Information concerning transactions in the Shares effected by the Reporting persons in the last sixty days.

         B.       Information concerning Strategic Investment Partners Limited.

         C.       Joint Filing Agreement.

                                    Exhibit A

                      TRANSACTION IN SHARES OF THE COMPANY

         The Reporting Persons engaged in the following transactions in Shares of the Company during the preceding 60 days or since the most recent filing on
Schedule 13D, whichever is less. All transactions involved purchases of Shares effected on the American Stock Exchange.



                                                                                               Price Per Share
         Reporting Person                                                                   (Excluding Brokerage
 With Direct Beneficial Ownership            Date of                   Number of                Commissions)
                                           Transaction                  Shares
Greenway                                     7/27/98                    15,800                    $5.250
Greenway                                     7/29/98                     1,900                    $5.250
Greensea                                     8/04/98                    36,500                    $5.375
Greentree                                    8/26/98                    50,000                   $3.8125
Greensea                                     8/26/98                    43,700                    $3.750
Greenbelt                                    8/26/98                    25,000                    $3.750
Greenbelt                                    9/01/98                    80,700                    $4.000
Greensea                                     9/04/98                    12,800                    $3.875

                                    Exhibit B

          INFORMATION CONCERNING STRATEGIC INVESTMENT PARTNERS LIMITED

         The information set forth in this Exhibit 2 was provided to the Reporting Persons by Strategic Investment Partners Limited ("SIPL"). SIPL and the persons referred to in this Exhibit 2 assume no responsibility for any other information included in the Statement on Schedule 13d to which this
Exhibit 2 relates. In addition, such persons expressly disclaim beneficial ownership over all the Shares reported herein.

         SIPL is a Cayman Islands corporation jointly owned by Quantum Industrial Partners LDC ("QIP") and Quasar Strategic Partners LDC ("QSP"). SIPL has its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of SIPL is investing in securities. Current information concerning the identity and background of the directors and officers of SIPL is set forth below.

         Current information concerning each of SIPL, QIP and QSP (as well as any other persons that may be deemed to have investment discretion over securities held for the account of SIPL, QIP and QSP) is set forth below.

         During the past five years, to the best of SIPL's knowledge, no other person identified in this Exhibit 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SIPL

         The identity and background of the officers and directors of SIPL is set forth below.

QIP AND QSP

         Each of QIP and QSP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP and QSP is investing in securities. Current information concerning the identity and background of the directors and officers of QIP and QSP is set forth below.

         QIH Management Investor, L.P. ("QIHMI"), an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of each of QIP and QSP) is vested with investment discretion with respect to the portfolio assets held for the account of QIP and QSP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP and QSP. QIH Management Inc. ("QIH Management"), a Delaware corporation of which Mr. George Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP and QSP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP and QSP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

         Mr. Soros has entered into an agreement dated as of January 1, 1997 with Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company of which Mr. Soros is Chairman, pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment of SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment of SFM LLC of the general partnership interest in QIHMI.

         The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Stanley Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth below is a list of the Managing Directors (the executive officers) of SFM LLC.

         The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office. The principal occupation of Mr. Druckenmiller is his position as Lead Portfolio Manager and Managing Director of SFM LLC, which is carried out at SFM LLC's principal office.

                          DIRECTORS AND OFFICERS OF QSP

             NAME/TITLE                                PRINCIPAL                         BUSINESS ADDRESS
             CITIZENSHIP                              OCCUPATION                          (OR RESIDENCE)
           ---------------                          --------------                     --------------------

       Curacao Corporation                     Managing Director                      Kaya Flamboyan 9
       Company N.V.                            of Netherlands                         Willemstad
         Managing Director                     Antilles                               Curacao,
         (Netherlands                          corporations                           Netherlands
         Antilles)                                                                    Antilles
       Inter Caribbean Services Limited        Administrative services                Citco Building
         Secretary                                                                    Wickhams Cay
         (British Virgin                                                              Road Town
         Island)                                                                      Tortola
                                                                                      British Virgin Islands

To the best of SIPL's knowledge:

(a)      None of the above persons holds any Shares.
(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                          MANAGING DIRECTORS OF SFM LLC

         The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as a Managing Director of SFM LLC:

                               Scott K.H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                                  L. Kevin Dann
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                               Lief D. Rosenblatt
                                  Frank V. Sica
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of SIPL's knowledge:

(a)      None of the above persons holds any Shares.
(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                    Exhibit C

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of this Statement on Schedule 13D (including all amendments hereto) with respect to the common stock, $.01 par value, of ; and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 7th day of September, 1998.


GREENHOUSE PARTNERS, L.P.                   GREENWAY PARTNERS, L.P.

                                            By: Greenhouse Partners, L.P., its
                                                general partner
By:  /s/ Gary K. Duberstein
     ---------------------------------
     Gary K. Duberstein, general            By:  /s/ Gary K. Duberstein
                                               ---------------------------------
     partner                                     Gary K. Duberstein, general
                                                 partner

GREENHUT, L.L.C.                            GREENTREE PARTNERS, L.P.

                                            By: Greenhut, L.L.C., its general
                                                partner
By:  /s/ Gary K. Duberstein
     ---------------------------------
      Gary K. Duberstein, Member            By:  /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                   GREENSEA OFFSHORE, L.P.

                                            By: Greenhut Overseas, L.L.C., its
                                                investment general partner
By:  /s/ Gary K. Duberstein
     ---------------------------------
      Gary K. Duberstein, Member
                                            By:  /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, Member

                                            GREENBELT CORP.

                                            By:  /s/ Alfred D. Kingsley
                                               ---------------------------------
                                               Alfred D. Kingsley, President



                                               /s/ Alfred D. Kingsley
                                               ---------------------------------
                                               Alfred D. Kingsley, individual



                                               /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, individual